SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. PUBLICLY TRADED CORPORATION	UNIÃO DE INDÚSTRIAS PETROQUÍMICAS S.A. PUBLICLY TRADED CORPORATION

RELEVANT FACT

PETRÓLEO BRASILEIRO S.A. – Petrobras (“Petrobras”), PETROBRAS QUÍMICA S.A. – PETROQUISA (“Petroquisa”) and UNIPAR – UNIÃO DE INDÚSTRIAS PETROQUÍMICAS S.A., (“Unipar”) go public, in the form and for the purpose of CVM Instruction # 358/02, to announce they concluded, today, the negotiations to establish a Petrochemical Corporation.

Petrobras and Unipar share the need to promote the consolidation of the Brazilian petrochemical sector in order to have companies that can produce on larger scales and use technologies and management approaches that are capable of rendering them competitive in global terms.

Unipar is one of Brazil’s most traditional corporate groups. It has performed in the petrochemical segment – chemical product production, storage, and distribution – for upwards of 35 years. The Group was responsible for the deployment of the first Petrochemical pole in Brazil, when it established the União Refinery and, later, with the construction of Petroquímica União.

In 2007, Unipar purchased the participations S/A Empregados da Petroquímica – SEP and by Dow Brasil S/A (“Dow”) held in Petroquímica União (PQU). It also purchased Dow’s polyethylene plant in Cubatão. On 11.30.2007, Petrobras, in turn, is expected to complete the Suzano Petroquímica acquisition operation that was announced on August 03 2007.

To establish the Petrochemical Corporation, EMPRESAS PETROBRAS and UNIPAR will contribute with the following assets they own, respectively:

OF EMPRESAS PETROBRAS (“PETROBRAS ASSETS”):

(i) shareholding participation in Suzano Petroquímica S.A. (“SUZANO”), represented by 97.3 million ordinary shares and 75.2 million preferred shares purchased indirectly from Suzano Holding S.A. (“SH”), as announced to the market through the Relevant Fact dated 08/03/07; and

(ii) shareholding participation in Petroquímica União S.A. (“PQU”), held by PETROQUISA, represented by 8,738,092 ordinary shares and 8,738,094 preferred shares, equivalent to 8.43% of its total joint stock.

OF UNIPAR (“UNIPAR ASSETS”):

(i) participation in Rio Polímeros S.A. (“RIOPOL”), represented by 423,965,910 ordinary shares and 96 preferred shares, equivalent to 33% of its total joint stock;

(ii) R$380,000,000.00, to be used to acquire the following participation in RIOPOL: (i) 211,982,955 ordinary shares e 48 preferred shares belonging to PETROQUISA, representing the equivalent to 16.66% of its total joint stock; and (ii) 203,241,390 ordinary shares and 46 preferred shares belonging to SUZANO, representing the equivalent to 15.98% of its total joint stock, for the agreed price of R$0.9152 per share.

(iii) Participation in PQU, represented by 27,478,451 ordinary shares and 23.972.650 preferred shares, equivalent to 51.35% of its total joint stock;

(iv) all of its goods, rights, and obligations in Unipar Divisão Química;

(v) participation in Polietilenos União S.A. (“PU”), represented by 48,224,949 ordinary shares, equivalent to 99.99% of its total joint stock.

The ordinary shares to be issued as a result of the above-mentioned asset integrations into the Petrochemical Corporation will be held at the ratio of 60% by UNIPAR and 40% by PETROBRAS. Shareholding control over the Petrochemical Corporation will belong to UNIPAR and the EMPRESAS PETROBRAS, as a relevant minority shareholder, will have its rights guaranteed pursuant to the Shareholder Agreement to be signed when the operation foreseen herein is implemented.

For the purpose of incorporating the Petrochemical Corporation, Banco ABN-AMRO Real S.A. evaluated both Petrobras and Unipar’s assets based on the discounted cash flow criterion, without control premium. The following schedule illustrates the economic values relative to UNIPAR and PETROBRAS’ ASSETS:

Value for 100% of the shares		Petrobras		Petroquisa		Unipar
In R$ million		% Part.	In R$ million	% Part.	In R$ million	% Part.	In R$ million
Rio Polímeros S.A.	1,164	0,0%	-	0,0%	-	66,0%	768
Suzano Petroquímica S.A. (1)	1,790	76,6%	1,371	0,0%	-	0,0%	-
Petroquímica União S.A.	1,520	0,0%	-	17,4%	265	51,4%	781
Polietilenos União S.A.	663	0,0%	-	0,0%	-	100.0%	663
Unipar Divisão Química	243	0,0%	-	0,0%	-	100.0%	243
Total (2)	5,380	25.5%	1,371	4,9%	265	45.6%	2,455

(1) Minority shareholders have 23.4% of SZPQ; the value of R$1,371 million for SZPQ does not take monetary values that total R$495 Million, relative to excess cash flow, into account; (2) Total UNIPAR ASSETS: R$2,455 million; total PETROBRAS ASSETS: R$1,636 million.

STAGES INVOLVED IN ESTABLISHING THE PETROCHEMICAL CORPORATION

As a preliminary step to incorporate the Petrochemical Corporation, UNIPAR will allocate UNIPAR’S assets to a corporation under its control (“SPE”). EMPRESAS PETROBRAS, in turn, will allocate the participation held by PETROQUISA in PQU for the respective equity value, in a corporation controlled by PETROBRAS and used as a means to acquire the SUZANO shares (“NEWCO”). During the general meeting held to approve the increase in the capital to allocate the mentioned shareholding participation, deliberations will be made concerning converting part of the ordinary shares belonging to PETROBRAS into redeemable preferred shares for a value equivalent to R$495 million.

As soon as the SPE has been formed with UNIPAR’S assets, the SPE will acquire 211,982,955 ordinary shares and 48 preferred shares held by PETROQUISA, as well as 203,241,390 ordinary shares and 46 preferred shares held by SUZANO, all of which issued by RIOPOL, in cash, for the total agreed price of R$380,000,000.00, corresponding to R$0.9152 per share.

After getting the required contractual authorizations (approximately 30 days), and after the stage described in item 4, above, has been concluded, SPE’s incorporation by NEWCO will be submitted to the approval of the respective shareholders and UNIPAR and EMPRESAS PETROBRAS will then hold the participation described in item 3, above, i.e. 60% and 40%, respectively.

Additionally, UNIPAR, via its controlled company NEWCO, in no more than 30 days beginning on this date, will request the Securities Exchange Commission (CVM) register the public offering for the acquisition of the shares issued by PQU seeking to cancel its registration as a publicly traded corporation under the terms of §4, of article 4, Law # 6.404/76, and of CVM Instruction # 361/02. The offering will be made for the price of R$15.9682 per share, calculated based on the above-mentioned evaluation.

The NEWCO, in no more than 30 days beginning on this date, will request the CVM register a public offering for the acquisition of the shares issued by SUZANO, on account of PETROBRAS’ acquisition of its control (“SZPQ POA”), for up to R$13.27 per ordinary share and of up to R$10.61, per preferred share, as foreseen in the Relevant Fact PETROBRAS announced on 08/03/07.

After SZPQ’s POA liquidation, a proposal will be submitted to the respective shareholders for SUZANO’S incorporation of the NEWCO, which will adopt a new corporate name to be announced to the market in a timely manner.

On a date yet to be set, and observing the above-mentioned conditions, after verifying the result of the PQU POA, the Petrochemical Corporation will submit the proposal to incorporate PQU, PU and RIOPOL to its shareholders, by this integrating its petrochemical activities into a single company.

EMPRESAS PETROBRAS and UNIPAR understand that the integration of their assets, the object of the Investment Agreement, will result in the creation of a highly competitive global-scale petrochemical company capable of producing, in 2008, some 1.9 million tons of polyolefins, integrated to the production of 2.4 million tons of basic petrochemicals and with an excellent geographical location in the Mercosur, given its assets’ proximity to the biggest consumption center and to the main sources of raw materials in the region.

The operation described in this relevant fact will be informed to the Administrative Council for Economic Defense (CADE), and communicated to the São Paulo Stock Exchange (Bovespa), to the Brazilian Securities Exchange Commission (CVM), to the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), the Madrid Stock Exchange Latin American Values Market (Latibex), and to the Buenos Aires National Securities Commission (CNV) and Stock Exchange.

Petrobras and Unipar management will keep the market and their shareholders abreast of the conditions for the operations mentioned herein to be realized, as well as regarding other events that may impact the operation described in this document.

Rio de Janeiro, November 30 2007.

Almir Guilherme Barbassa

Financial and Investor Relations Director

Petróleo Brasileiro S.A. - Petrobras

Jose Lima de Andrade Neto

President

Petrobras Química S.A. - Petroquisa

Roberto Dias Garcia

Chief Executive Officer

Unipar – União de Indústrias Petroquímicas S.A.

Vítor Mallmann

Investor Relations Director

Unipar – União de Indústrias Petroquímicas S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.